SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 6)1

                          INTERPLAY ENTERTAINMENT CORP.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    460615107
                                 (CUSIP Number)

                              Titus Interactive SA
                         c/o Titus Software Corporation
                              20432 Corisco Street
                          Chatsworth, California 91311
                      Attention: Mr. Herve Caen, President
                                 (818) 709-3692
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


--------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No.460615107                   13D/A                    Page 2 of 5 Pages
------------------                                            -----------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Titus Interactive SA
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                     Not Applicable (See Response to Item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                     France
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF             22,136,446 (See Response to Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING             22,136,446 (See Response to Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,136,446 (See Response to Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         46.5% (See Response to Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

         CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.460615107                   13D/A                    Page 3 of 5 Pages
------------------                                            -----------------


ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Interplay Entertainment Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16815 Von Karman Avenue, Irvine, California 92606.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of Titus Interactive SA, a French corporation (the "Reporting Person"). The Reporting Person's principal business is developing and publishing games for personal computers and video game console systems. The address of the Reporting Person's principal business and principal office is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France.

     The names and business addresses of each director and executive officer of the Reporting Person is set forth below. The business address of each of the individuals named below is Parc de L'Esplanade, 12 rue Enrico Fermi, Saint Thibault des Vignes 77462 France. Each of the individuals named below is a citizen of France.

NAME                                 TITLE
----                                 -----

Herve Caen                           President Directeur General and Chairman
                                        of the Board of Directors
Eric Caen                            President and Director
Michel Henri Vulpillat               Director
Louis-Robert Blanco                  Executive Vice President and Director
Leon Aaron Ben Yaya                  Director

     The principal occupation or employment of each of the aforementioned persons, except for Michel Henri Vulpillat, is his or her position of director and/or executive officer of the Reporting Person, as described above. Michel Henri Vulpillat's principal occupation or employment is serving as the sole owner and President of Edge Consulting, a company whose principal business is general business consulting.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person has been convicted in a criminal proceeding, nor were any of the foregoing a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purpose of this Amendment No. 6 to Schedule 13D is to report changes in certain information reported by the Reporting Person on its previous Schedule 13D and the amendments thereto. This Amendment No. 6 to Schedule 13D does not report an acquisition of additional shares of Common Stock or other securities of the Issuer.

     The source of the consideration for the prior purchases of Common Stock and other securities of the Issuer reported hereon was the working capital of the Reporting Person, some of which was acquired through a public offering of the Reporting Person's securities in France consummated, in part, for the purpose of raising money to acquire the Common Stock. Additional purchases may be funded from the Reporting Person's working capital and/or from capital that may be raised from investors.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The Reporting Person originally acquired the shares of Common Stock of the Issuer for investment purposes. Item 4 is hereby amended to report that the Reporting Person has entered into and is continuing negotiations with a potential strategic acquiror regarding a sale of the Issuer's shares beneficially owned by the Reporting Person. If the Reporting Person determines not to sell its interest in the Issuer, the Reporting Person intends to effect a change of control of the Issuer. In such case, the Reporting Person may seek to elect additional directors at the next annual meeting of shareholders through any or all available means, and may take any other actions necessary to effectuate such change of control, including, but not limited to acquiring additional shares of Common Stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of June 12, 2001, the Reporting Person beneficially owned 22,136,446 shares of Common Stock, or approximately 46.5% of the shares of Common Stock outstanding. Of these shares, the Reporting Person: (i) had sole power to vote or to direct the vote of 22,136,446 shares, and (ii) had sole power to dispose or to direct the disposition of 22,136,446 of these shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 4 and 5 are incorporated herein by this reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2001

                                     TITUS INTERACTIVE SA, a French corporation

                                     By:     /S/ HERVE CAEN
                                           ------------------------------------
                                           Herve Caen
                                     Its:  President Directeur General and
                                           Chairman of the Board of Directors



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